HESKETT & HESKETT

ATTORNEYS AT LAW

JOHN HESKETT               2401 NOWATA PLACE, SUITE A  TELEPHONE  (918) 336-1773

JACOB HESKETTBARTLESVILLE, OKLAHOMA 74003  FACSIMILE  (918) 336-3152

-------------------------------------------  Email: info@hesklaw.com

JACK HESKETT (1932 - 2005)

BILL HESKETT (1933 - 1993)

December 14, 2021

Division of Corporate Finance

Office of Technology

United States Securities

and Exchange Commission

Re:Entertainment Holdings, Inc.

Amendment No. 5 to Form 10-12G

Filed November 3, 2021

File No. 000-56317

Dear sir or madam:

I am counsel for Entertainment Holdings, Inc. and am in receipt of your letter dated December 13, 2021, regarding the referenced filings. The Company’s responses to your questions are as follows:

Amended Registration Statement on Form 10-12g filed on November 3, 2021

Item 10. Recent Sales of Unregistered Securities, page 25

1.We note the additional disclosure in response to prior 2. Please provides additional analysis as to the applicability of Rule 145 to your transaction, including more information about the facts of this redomicile.

Response: We have clarified the facts surrounding the redomicile (also see page 14) including disclosure. We respectfully note the Staff has long recognized that a variety of changes may be effectuated as part of or along with a reorganization or merger while still being within the scope of the change of domicile provisions of Rule 145(a)(2) and without the transaction being subject to registration under the 1933 Act. See Release No. 33-5463 (February 28, 1974). See Cygnus Therapeutics Systems, (May 6, 1994), Indresco Inc. (October 31, 1995).

The foregoing information is deemed to be Company’s complete response to your inquiries of December 13, 2021. In the event you require additional information or have additional questions, please do not hesitate to contact the undersigned.

Very truly yours,

/s/ Jacob Heskett

Jacob Heskett